AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1999
=============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             AMENDMENT NO. 1 TO
                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT
   (PURSUANT TO SECTION 13(E)(3) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         THE COLEMAN COMPANY, INC.
                              (Name of Issuer)

                            SUNBEAM CORPORATION
                          CAMPER ACQUISITION CORP.
                         THE COLEMAN COMPANY, INC.
                     (Name of Persons Filing Statement)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

                                193559 10 1
                   (CUSIP Number of Class of Securities)

                           PAUL E. SHAPIRO, ESQ.
         EXECUTIVE VICE PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER
                            SUNBEAM CORPORATION
                        2381 EXECUTIVE CENTER DRIVE
                         BOCA RATON, FLORIDA 33431
                               (561) 912-4100

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing
                                 Statement)

                                  COPY TO:

                          RICHARD L. EASTON, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             ONE RODNEY SQUARE
                         WILMINGTON, DELAWARE 19801
                               (302) 651-3000

 This Statement is filed in connection with:
 (X) a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 (X) b.    The filing of a registration statement under the Securities Act of 1933.
 ( ) c.    A tender offer.
 ( ) d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: (X)

                         Calculation of Filing Fee
------------------------------------------------------------------------------
 Transaction Valuation(1)                Amount of Filing Fee(2)
------------------------------------------------------------------------------
        $278,206,768                            $55,641
------------------------------------------------------------------------------

 (1)  Estimated solely for the purpose of calculating the filing fee required by Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and based on the product of (i) $21.9375, the average of the high and low sale prices of the common stock, par value $.01 per share ("Coleman Common Stock"), of The Coleman Company, Inc. ("Coleman") on May 8, 1998, as reported on the New York Stock
      Exchange, Inc. Composite Transactions Tape, multiplied by (ii) 12,681,790 (the number of shares of Coleman Common Stock to be exchanged in the merger of Camper Acquisition Corp. ("CAC"), a wholly owned subsidiary of Sunbeam Corporation ("Sunbeam"), with and into Coleman, pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, CAC and Coleman, assuming the exercise of all outstanding options to purchase shares of Coleman
      Common Stock.
 (2) The amount of the filing fee, calculated in accordance with Rule 0-11, is equal to 1/50th of one percent of the transaction value as set forth above.
 (X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
 Amount Previously Paid: $57,978         Filing Party:Sunbeam Corporation
 Form and Registration No:               Filing Date:  May 11, 1998
 Form S-4 Registration Statement,
 Registration No. 333-52333
==============================================================================

 INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Sunbeam Corporation, a Delaware corporation ("Sunbeam"), Camper Acquisition Corp., a Delaware corporation and a newly formed, wholly owned subsidiary of Sunbeam ("CAC"), and The Coleman Company, Inc., a Delaware corporation ("Coleman"), in connection with the merger (the "Merger") of CAC with and into Coleman, with Coleman continuing as the surviving corporation and as an indirect wholly owned subsidiary of Sunbeam. The Merger will be effected pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998 (the "Merger Agreement"), among Sunbeam, CAC and Coleman. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $.01 per share ("Coleman Common Stock"), of Coleman (other than shares held indirectly by Sunbeam and dissenting shares, if any) will be converted into the right to receive $6.44 in cash, without interest thereon, and 0.5677 of a share of common stock, par value $.01 per share, of Sunbeam ("Sunbeam Common Stock"). Cash will be paid in lieu of any fractional shares of Sunbeam Common Stock. In addition, when the Merger is completed, Coleman stockholders will receive warrants to purchase shares of Sunbeam Common Stock at a cash price of $7 per share under a [court-approved] settlement of litigation relating to the Merger. The Merger Agreement is incorporated by reference herein in its entirety.

      In the Merger, Sunbeam will acquire the remaining equity interest in Coleman. On March 30, 1998, Sunbeam indirectly acquired from an affiliate of MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes"), about 81% of the total number of then outstanding Coleman shares (the "M&F Transaction"). As a result of subsequent option exercises by employees and former employees of Coleman, such shares represent about 79% of the currently outstanding shares of Coleman Common Stock. As a result of the M&F Transaction, Sunbeam became the indirect owner of the 44,067,520 shares of Coleman Common Stock held by Coleman Worldwide Corporation, a Delaware corporation and a wholly owned subsidiary of CLN Holdings. Prior to the consummation of the Merger, the outstanding capital stock of CAC, all of which is currently owned directly by Sunbeam, will be contributed to Coleman Worldwide Corporation. As a result, following the Merger, Coleman Worldwide will own directly 100% of the outstanding Coleman shares.

      Immediately following the M&F Transaction, all of the directors of Coleman resigned, the number of directors constituting the Coleman board of directors was fixed at five, and five designees of Sunbeam were elected as directors of Coleman. In addition, Sunbeam designees were appointed to senior management positions at Coleman. Subsequently, as a result of changes in Sunbeam's management and board of directors, Jerry W. Levin, a current executive officer and director of Sunbeam and the Chief Executive Officer of Coleman, was reelected to the Coleman board. In addition, Paul
 E. Shapiro, a current executive officer of Sunbeam and the Executive Vice President and Chief Administrative Officer of Coleman, was elected to the Coleman board of directors. The other members of the Coleman board of directors resigned or were removed by Sunbeam. In April 1999, the size of the Coleman board of directors was set at three members and A. Whitman Marchand, who is not otherwise affiliated with either Sunbeam or Coleman, was elected to the Coleman board of directors.

      The information set forth in the preliminary Information Statement/Prospectus, as amended on the date hereof (the "Information Statement/Prospectus") and filed by Coleman and Sunbeam with the Securities and Exchange Commission on the date hereof is incorporated by reference herein in its entirety and the responses to each item of this Schedule 13E-3 are qualified in their entirety by the provisions of the Information Statement/Prospectus. The following is a summary cross-reference sheet pursuant to General Instruction F of Schedule 13E-3 which shows the location in the Information Statement/Prospectus of the information required to be disclosed in response to the items of Schedule 13E-3.

                           CROSS-REFERENCE SHEET

 Item in Schedule 13E-3          Location In Information Statement/Prospectus

 Item 1(a) . . . . . . . . .     Cover Page; "SUMMARY -- The Companies"

 Item 1(b) . . . . . . . . .     Cover Page; "THE MERGER -- Ownership of
                                 Coleman Common Stock"; "DESCRIPTION OF
                                 COLEMAN CAPITAL STOCK"

 Item 1(c)-(d) . . . . . . .     "SUMMARY -- Market Prices and
                                 Dividends"; "SOURCE AND AMOUNT OF
                                 FUNDS AND OTHER CONSIDERATION"

 Item 1(e) . . . . . . . . .                     *

 Item 1(f) . . . . . . . . .     "THE MERGER -- Ownership of
                                 Coleman Common Stock"

 Item 2(a)-(d), (g)  . . . .     Cover Page; "SUMMARY -- The
                                 Companies"; "SUMMARY -- The
                                 Merger"; "MANAGEMENT   Directors
                                 and Executive Officers of
                                 Sunbeam, Camper Acquisition Corp.
                                 and Coleman"

 Item 2(e)-(f) . . . . . . .                     *

 Item 3(a)(1)  . . . . . . .     "MATERIAL CONTACTS BETWEEN COLEMAN AND
                                 SUNBEAM AND ITS AFFILIATES Financial
                                 Transactions Between Coleman and Sunbeam";
                                 "MATERIAL CONTACTS BETWEEN COLEMAN AND
                                 SUNBEAM AND ITS AFFILIATES Appointments of
                                 Former Coleman and MacAndrews & Forbes
                                 Officers to Sunbeam's Management and
                                 Board"; "MATERIAL CONTACTS BETWEEN COLEMAN
                                 AND SUNBEAM AND ITS AFFILIATES Settlement of Claims Relating to the M&F
                                 Transaction"; "MATERIAL CONTACTS BETWEEN
                                 COLEMAN AND SUNBEAM AND ITS AFFILIATES
                                 Services Provided by MacAndrews & Forbes"

 Item 3(a)(2)  . . . . . . . .   "SUMMARY -- Material Contacts Between
                                 Coleman and Sunbeam and its Affiliates";
                                 "SPECIAL FACTORS Background of the
                                 Merger"; "SPECIAL FACTORS Sunbeam's Plans and Proposals for Coleman"; "MATERIAL
                                 CONTACTS BETWEEN COLEMAN AND SUNBEAM AND
                                 ITS AFFILIATES M&F Transaction"; "MATERIAL
                                 CONTACTS BETWEEN COLEMAN AND SUNBEAM AND
                                 ITS AFFILIATES Appointments of Former
                                 Coleman and MacAndrews & Forbes Officers to Sunbeam's Management and Board"

 Item 3(b) . . . . . . . . . .   "SUMMARY -- Material Contacts Between
                                 Coleman and Sunbeam and its Affiliates";
                                 "SPECIAL FACTORS Background of the
                                 Merger"; "MATERIAL CONTACTS BETWEEN
                                 COLEMAN AND SUNBEAM AND ITS AFFILIATES M&F
                                 Transaction"; "MATERIAL CONTACTS BETWEEN
                                 COLEMAN AND SUNBEAM AND ITS AFFILIATES
                                 Appointments of Former Coleman and
                                 MacAndrews & Forbes Officers to Sunbeam's
                                 Management and Board"

 Item 4(a) . . . . . . . . .     Cover Page; "SUMMARY -- The Merger";
                                 "RECENT DEVELOPMENTS AFFECTIVE SUNBEAM --
                                 The 1998 Acquisitions"; "THE MERGER"

 Item 4(b) . . . . . . . . .     "SUMMARY -- The Merger"; "THE MERGER --
                                 Interests of Certain Persons in the
                                 Merger"; "THE MERGER -- Settlement of
                                 Claims Relating to the M&F Transaction";
                                 "THE MERGER -- Continuation of Existing
                                 Indemnification Rights"; "MATERIAL
                                 CONTACTS BETWEEN COLEMAN AND SUNBEAM AND
                                 ITS AFFILIATES -- Registration Rights
                                 Agreement"; "MATERIAL CONTACTS BETWEEN
                                 COLEMAN AND SUNBEAM AND ITS AFFILIATES --
                                 Settlement of Claims Relating to the M&F
                                 Transaction"

 Item 5(a)-(b) . . . . . . .                        *

 Item 5(c) . . . . . . . . .     "SUMMARY -- Material Contacts Between
                                 Coleman and Sunbeam and its Affiliates";
                                 "RECENT DEVELOPMENTS AFFECTING SUNBEAM
                                 Changes in Sunbeam's Management and
                                 Board"; "SPECIAL FACTORS Sunbeam's Plans and Proposals for Coleman"; "MATERIAL
                                 CONTACTS BETWEEN COLEMAN AND SUNBEAM AND
                                 ITS AFFILIATES -- M&F Transaction";
                                 "MATERIAL CONTACTS BETWEEN COLEMAN AND
                                 SUNBEAM AND ITS AFFILIATES Appointment of
                                 Former Coleman and MacAndrews & Forbes
                                 Officers to Sunbeam's Management and
                                 Board"

 Item 5(d)   . . . . . . . .     "SUMMARY -- Market Prices and Dividends";
                                 "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman
                                 Board"; "SPECIAL FACTORS -- Purposes and
                                 Effects of the Merger"; "THE MERGER --
                                 Exchange of Coleman Common Stock"; "THE
                                 MERGER -- Delisting and Deregistration of
                                 Coleman Common Stock"; "UNAUDITED PRO
                                 FORMA CONDENSED FINANCIAL STATEMENTS";
                                 "DESCRIPTION OF COLEMAN CAPITAL STOCK"

 Item 5(e)   . . . . . . . .     "SPECIAL FACTORS -- Purposes and
                                 Effects of the Merger"; "SPECIAL FACTORS
                                 Sunbeam's Plans and Proposals for Coleman"

 Item 5(f)-(g) . . . . . . .     "SUMMARY -- Market Prices and Dividends";
                                 "SPECIAL FACTORS -- Purposes and Effects of the Merger"; "THE MERGER -- Delisting and Deregistration of Coleman Common
                                 Stock"

 Item 6(a), (c)-(d)  . . . .     "RECENT DEVELOPMENTS AFFECTING SUNBEAM --
                                 Issuance of Debentures and Bank Credit
                                 Facility"; "RECENT DEVELOPMENTS AFFECTING
                                 SUNBEAM -- Covenants Under Bank Credit
                                 Facility"; "SPECIAL FACTORS -- "Purposes and Effects of the Merger"; "SOURCE AND
                                 AMOUNT OF FUNDS AND OTHER CONSIDERATION";
                                 "MATERIAL CONTACTS BETWEEN COLEMAN AND
                                 SUNBEAM AND ITS AFFILIATES -- Financial
                                 Transactions Between Coleman and Sunbeam"

 Item 6(b) . . . . . . . . .     "THE MERGER -- Expenses"

 Item 7(a)-(c) . . . . . . .     "SPECIAL FACTORS -- Background of the
                                 Merger"; "SPECIAL FACTORS -- Coleman's
                                 Reasons for the Merger and Approval of the Coleman Board"; "SPECIAL FACTORS -- Sunbeam's
                                 Reasons for Acquiring Coleman"; "SPECIAL
                                 FACTORS -- Purposes and Effects of the
                                 Merger"

 Item 7(d) . . . . . . . . .     "SUMMARY -- Recent Developments Affecting
                                 Coleman"; "SUMMARY -- The Merger"; "SUMMARY
                                 -- United States Federal Income Tax
                                 Considerations"; "SUMMARY -- Litigation
                                 Settlement and Warrants"; "SUMMARY --
                                 Market Prices and Dividends"; "RECENT
                                 DEVELOPMENTS AFFECTING COLEMAN"; "SPECIAL
                                 FACTORS -- Purposes and Effects of the
                                 Merger"; "THE MERGER --Conversion of
                                 Coleman Common Stock"; "THE MERGER --
                                 Accounting Treatment"; "THE MERGER --
                                 Delisting and Deregistration of Coleman
                                 Common Stock"; "THE MERGER -- Ownership
                                 Interests of Coleman Stockholders After
                                 the Merger"; "UNITED STATES FEDERAL INCOME
                                 TAX CONSIDERATIONS"; "LITIGATION
                                 SETTLEMENT AND WARRANTS"; "UNAUDITED PRO
                                 FORMA CONDENSED FINANCIAL STATEMENTS"

 Item 8(a)-(b) . . . . . . .     "SPECIAL FACTORS -- Coleman's Reasons for
                                 the Merger and Approval of the Coleman
                                 Board"; "SPECIAL FACTORS -- Position of
                                 Sunbeam on the Fairness of the Merger";
                                 "LITIGATION SETTLEMENT AND WARRANTS"

 Item 8(c) . . . . . . . . .     Cover Page; "SUMMARY -- The Merger";
                                 "SPECIAL FACTORS -- Background of the
                                 Merger"; "SPECIAL FACTORS-- Coleman's
                                 Reasons for the Merger and Approval of the Coleman Board"; "SPECIAL FACTORS --
                                 Position of Sunbeam on the Fairness of the Merger"

 Item 8(d)-(f) . . . . . . .                     *

 Item 9(a)-(c) . . . . . . .     "SUMMARY -- The Merger"; "SPECIAL FACTORS --
                                 Background of the Merger"; "SPECIAL
                                 FACTORS -- Coleman's Reasons for the
                                 Merger and Approval of the Coleman Board";
                                 "SPECIAL FACTORS -- Financial Advisors'
                                 Opinions"; "WHERE YOU CAN FIND MORE
                                 INFORMATION"

 Item 10(a)-(b)  . . . . . .     Cover Page; "SUMMARY -- The Merger";
                                 "SUMMARY-- Material Contacts Between
                                 Coleman and Sunbeam and its Affiliates";
                                 "Special Factors Background of the
                                 Merger"; "THE MERGER -- Ownership of
                                 Coleman Common Stock"; "MATERIAL CONTACTS
                                 BETWEEN COLEMAN AND SUNBEAM AND ITS
                                 AFFILIATES -- M&F Transaction"

 Item 11 . . . . . . . . . .     Cover Page; "SUMMARY -- The Merger";
                                 "SUMMARY -- Material Contacts Between
                                 Coleman and Sunbeam and its Affiliates";
                                 "RECENT DEVELOPMENTS AFFECTING SUNBEAM --
                                 The 1998 Acquistion"; "RECENT DEVELOPMENTS
                                 AFFECTING SUNBEAM -- Issuance of
                                 Debentures and Bank Credit Facility";
                                 "RECENT DEVELOPMENTS AFFECTING SUNBEAM --
                                 Covenants Under Bank Credit Facility";
                                 "THE MERGER -- Interests of Certain
                                 Persons in the Merger"; "SOURCE AND AMOUNT
                                 OF FUNDS AND OTHER CONSIDERATION";
                                 "MATERIAL CONTACTS BETWEEN COLEMAN AND
                                 SUNBEAM AND ITS AFFILIATES -- Financial
                                 Transactions Between Coleman and Sunbeam";
                                 "MATERIAL CONTACTS BETWEEN COLEMAN AND
                                 SUNBEAM AND ITS AFFILIATES -- M&F
                                 Transaction"

 Item 12(a)  . . . . . . . .     Cover Page; "SUMMARY -- The Merger"; "SPECIAL
                                 FACTORS -- Background of the Merger"; "THE
                                 MERGER -- Interests of Certain Persons in the Merger"; "THE MERGER -- Ownership of
                                 Coleman Common Stock"

 Item 12(b)  . . . . . . . .     Cover Page; "SUMMARY -- The Merger"; "SPECIAL
                                 FACTORS-- Background of the Merger";
                                 "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman
                                 Board"; "THE MERGER -- Ownership of
                                 Coleman Common Stock"

 Item 13(a)  . . . . . . . .     Cover Page; "SUMMARY -- Appraisal Rights";
                                 "APPRAISAL RIGHTS"; "ANNEX II -- SECTION
                                 262 OF THE GENERAL CORPORATION LAW OF THE
                                 STATE OF DELAWARE"

 Item 13(b)-(c)  . . . . . .                         *

 Item 14(a)  . . . . . . . .    "SUMMARY -- Selected Consolidated
                                 Financial Data of Coleman"; "SUMMARY --
                                 Comparative Per Share Data"; "WHERE YOU
                                 CAN FIND MORE INFORMATION"

 Item 14(b)  . . . . . . . .    "SUMMARY -- Selected Consolidated Historical
                                 and Pro Forma Financial Information of
                                 Sunbeam"; "SUMMARY -- Comparative Per
                                 Share Data"; "UNAUDITED PRO FORMA
                                 CONDENSED FINANCIAL STATEMENTS"

 Item 15(a)-(b)  . . . . . .                        *

 ---------------------
 * Omitted since the answer is negative, the Item is not applicable or the Item is located in this Schedule 13E-3 only.


 ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the caption "SUMMARY -- The Companies" in the Information Statement/Prospectus is incorporated herein by reference.

      (b)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "THE MERGER -- Ownership of Coleman Common Stock" and "DESCRIPTION OF COLEMAN CAPITAL STOCK" in the Information Statement/Prospectus is incorporated herein by reference.

      (c)-(d) The information set forth under the captions "SUMMARY -- Market Prices and Dividends" and "SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION" in the Information Statement/Prospectus is incorporated herein by reference.

      (e)   Not applicable.

      (f) The information set forth under the caption "THE MERGER -- Ownership of Coleman Common Stock" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(d), (g)   This Schedule 13E-3 is being filed jointly by Sunbeam,
 CAC and Coleman (which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- The Companies," "SUMMARY -- The Merger" and "MANAGEMENT -- Directors and Executive Officers of Sunbeam, Camper Acquisition Corp. and Coleman" in the Information Statement/Prospectus is incorporated herein by reference.

      (e)-(f) During the last five years, none of Sunbeam, CAC or Coleman, nor, to the best of their knowledge, any of their directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a)(1) The information set forth under the captions "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Financial Transactions Between Coleman and Sunbeam," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Appointments of Former Coleman and MacAndrews & Forbes Officers to Sunbeam's Management and Board," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Settlement of Claims Relating to the M&F Transaction" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Services Provided by MacAndrews & Forbes" in the Information Statement/Prospectus is incorporated herein by reference.

      (a)(2)    The information set forth under the captions "SUMMARY
 Material Contacts Between Coleman and Sunbeam and its Affiliates," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Sunbeam's Plans and Proposals for Coleman," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- M&F Transaction" and "MATERIAL CONTACTS BETWEEN COLEMAN
 AND SUNBEAM AND ITS AFFILIATES -- Appointments of Former Coleman and MacAndrews & Forbes Officers to Sunbeam's Management and Board" in the Information Statement/Prospectus is incorporated herein by reference.

      (b)   The information set forth under the captions "SUMMARY --
 Material Contacts Between Coleman and Sunbeam and its Affiliates," "SPECIAL FACTORS -- Background of the Merger," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- M&F Transaction" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Appointments of Former Coleman and MacAndrews & Forbes Officers to Sunbeam's Management and Board" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 4.    TERMS OF THE TRANSACTION.

      (a) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "RECENT DEVELOPMENTS AFFECTIVE SUNBEAM -- The 1998 Acquisitions" and "THE MERGER" in the Information Statement/Prospectus is incorporated herein by reference.

      (b) The information set forth under the captions "SUMMARY -- The Merger," "THE MERGER -- Interests of Certain Persons in the Merger," "THE MERGER -- Settlement of Claims Relating to the M&F Transaction," "THE MERGER -- Continuation of Existing Indemnification Rights," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Registration Rights Agreement" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Settlement of Claims Relating to the M&F Transaction" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      (a)-(b)   Not Applicable.

      (c)   The information set forth under the captions "SUMMARY --
 Material Contacts Between Coleman and Sunbeam and its Affiliates," "RECENT DEVELOPMENTS AFFECTING SUNBEAM -- Changes in Sunbeam's Management and Board," "SPECIAL FACTORS -- Sunbeam's Plans and Proposals for Coleman," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- M&F Transaction" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Appointment of Former Coleman and MacAndrews & Forbes Officers to Sunbeam's Management and Board" in the Information Statement/Prospectus is incorporated herein by reference.

      (d) The information set forth under the captions "SUMMARY -- Market Prices and Dividends," "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman Board," "SPECIAL FACTORS -- Purposes and Effects of the Merger," "THE MERGER -- Exchange of Coleman Common Stock," "THE MERGER -- Delisting and Deregistration of Coleman Common Stock," "UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS" and "DESCRIPTION OF COLEMAN CAPITAL STOCK" in the Information Statement/Prospectus is incorporated herein by reference.

      (e) The information set forth under the captions "SPECIAL FACTORS -- Purposes and Effects of the Merger" and "SPECIAL FACTORS -- Sunbeam's Plans and Proposals for Coleman" in the Information Statement/Prospectus is incorporated herein by reference.

      (f)-(g) The information set forth under the captions "SUMMARY -- Market Prices and Dividends," "SPECIAL FACTORS -- Purposes and Effects of the Merger" and "THE MERGER -- Delisting and Deregistration of Coleman Common Stock" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 6.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      (a), (c)-(d)   The information set forth under the captions "RECENT
 DEVELOPMENTS AFFECTING SUNBEAM -- Issuance of Debentures and Bank Credit Facility," "RECENT DEVELOPMENTS AFFECTING SUNBEAM -- Covenants Under Bank Credit Facility," "SPECIAL FACTORS -- "Purposes and Effects of the Merger," "SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Financial Transactions Between Coleman and Sunbeam" in the Information Statement/Prospectus is incorporated herein by reference.

      (b) The information set forth under the caption "THE MERGER -- Expenses" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a)-(c) The information set forth under the captions "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman Board," "SPECIAL FACTORS -- Sunbeam's Reasons for Acquiring Coleman" and "SPECIAL FACTORS -- Purposes and Effects of the Merger" in the Information Statement/Prospectus is incorporated herein by reference.

      (d) The information set forth under the captions "SUMMARY -- Recent Developments Affecting Coleman," "SUMMARY -- The Merger," "SUMMARY -- United States Federal Income Tax Considerations," "SUMMARY -- Litigation Settlement and Warrants," "SUMMARY -- Market Prices and Dividends," "RECENT DEVELOPMENTS AFFECTING COLEMAN," "SPECIAL FACTORS -- Purposes and Effects of the Merger," "THE MERGER -- Conversion of Coleman Common Stock," "THE MERGER -- Accounting Treatment," "THE MERGER -- Delisting and Deregistration of Coleman Common Stock," "THE MERGER -- Ownership Interests of Coleman Stockholders After the Merger," "UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS," "LITIGATION SETTLEMENT AND WARRANTS" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 8.    FAIRNESS OF THE TRANSACTION.

      (a)-(b) The information set forth under the captions "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman Board," "SPECIAL FACTORS -- Position of Sunbeam on the Fairness of the Merger" and "LITIGATION SETTLEMENT AND WARRANTS" in the Information Statement/Prospectus is incorporated herein by reference.

      (c) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman Board" and "SPECIAL FACTORS -- Position of Sunbeam on the Fairness of the Merger" in the Information Statement/Prospectus is incorporated herein by reference.

      (d)-(f)   Not applicable.

 ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

      (a)-(c) The information set forth under the captions "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman Board," "SPECIAL FACTORS -- Financial Advisors' Opinions" and "WHERE YOU CAN FIND MORE INFORMATION" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "SUMMARY -- Material Contacts Between Coleman and Sunbeam and its
 Affiliates," "Special Factors   Background of the Merger," "THE MERGER --
 Ownership of Coleman Common Stock" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- M&F Transaction" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth on the Information Statement/Prospectus
 cover page and under the captions "SUMMARY   The Merger," "SUMMARY --
 Material Contacts Between Coleman and Sunbeam and its Affiliates," "RECENT DEVELOPMENTS AFFECTING SUNBEAM -- The 1998 Acquistion," "RECENT DEVELOPMENTS AFFECTING SUNBEAM -- Issuance of Debentures and Bank Credit Facility," "RECENT DEVELOPMENTS AFFECTING SUNBEAM -- Covenants Under Bank Credit Facility," "THE MERGER -- Interests of Certain Persons in the Merger," "SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION," "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- Financial Transactions Between Coleman and Sunbeam" and "MATERIAL CONTACTS BETWEEN COLEMAN AND SUNBEAM AND ITS AFFILIATES -- M&F Transaction" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger," "THE MERGER Interests of Certain Persons in the Merger" and "THE MERGER -- Ownership of Coleman Common Stock" in the Information Statement/Prospectus is incorporated herein by reference.

      (b)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Coleman's Reasons for the Merger and Approval of the Coleman Board" and "THE MERGER -- Ownership of Coleman Common Stock" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- Appraisal Rights" and "APPRAISAL RIGHTS" in the Information Statement/Prospectus and "ANNEX II -- SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE" thereto is incorporated herein by reference.

      (b)-(c)   Not applicable.

 ITEM 14.   FINANCIAL INFORMATION.

      (a) The information set forth under the captions "SUMMARY -- Selected Consolidated Financial Data of Coleman," "SUMMARY -- Comparative Per Share Data" and "WHERE YOU CAN FIND MORE INFORMATION" in the
 Information Statement/Prospectus is incorporated herein by reference.


      (b) The information set forth under the captions "SUMMARY -- Selected Consolidated Historical and Pro Forma Financial Information of Sunbeam," "SUMMARY -- Comparative Per Share Data" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS" in the Information Statement/Prospectus is incorporated herein by reference.

 ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

      (a)-(b)   Not applicable.

 ITEM 16.   ADDITIONAL INFORMATION.

      The information contained in the Information Statement/Prospectus is incorporated herein by reference in its entirety.

 ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS

      (a)(1) Credit Agreement, dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.a to the Sunbeam Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference).

      (a)(2) First Amendment, dated as of May 8, 1998, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.b to the Sunbeam Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference).

      (a)(3) Second Amendment, dated as of June 30, 1998, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.bb to the amended Sunbeam 1997 Annual Report on Form 10-K/A and incorporated herein by reference).

      (a)(4) Third Amendment, dated as of October 19, 1998, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.cc to the amended Sunbeam 1997 Annual Report on Form 10-K/A and incorporated herein by reference).

      (a)(5) Fourth Amendment, dated as of April 10, 1999, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 4.11 to the Coleman 1998 Annual Report on Form 10-K and incorporated herein by reference).

      (a)(6) Fifth Amendment, dated as of April 15, 1999, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 4.12 to the Coleman 1998 Annual Report on Form 10-K and incorporated herein by reference).

      (b)       None.

      (c)(1) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, CAC and Coleman included as ANNEX I to the Information Statement/Prospectus (previously filed as Exhibit 10.u to the Sunbeam 1997 Annual Report on Form 10-K and incorporated herein by reference).

      (c)(2) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (previously filed as Exhibit 10.t to the Sunbeam 1997 Annual Report on Form 10-K and incorporated herein by reference).

      (d)(1) Preliminary Information Statement/Prospectus of The Coleman Company, Inc. and Sunbeam Corporation filed with the SEC on May 11, 1998 and incorporated herein by reference.

      (d)(2)    Amendment No. 1 to the Preliminary Information
                Statement/Prospectus of The Coleman Company, Inc. and Sunbeam Corporation filed with the SEC on the date hereof and incorporated herein by reference.

      (e) SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW included as ANNEX II to the Information Statement/Prospectus incorporated by reference as Exhibit (d) to this Schedule 13E-3.

      (f)       None.

                                 SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.


 Dated:  May 14, 1999          SUNBEAM CORPORATION



                               By: /s/ Bobby G. Jenkins
                                  -------------------------------------
                                  Bobby G. Jenkins
                                  Executive Vice President and
                                  Chief Financial Officer


                               THE COLEMAN COMPANY, INC.



                               By: /s/ Bobby G. Jenkins
                                  -------------------------------------
                                  Bobby G. Jenkins
                                  Executive Vice President


                               CAMPER ACQUISITION CORP.



                               By: /s/ Bobby G. Jenkins
                                  -------------------------------------
                                  Bobby G. Jenkins
                                  Executive Vice President



                               EXHIBIT INDEX


   (a)(1) Credit Agreement, dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.a to the Sunbeam Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference).

   (a)(2) First Amendment, dated as of May 8, 1998, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.b to the Sunbeam Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference).

   (a)(3) Second Amendment, dated as of June 30, 1998, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.bb to the amended Sunbeam 1997 Annual Report on Form 10-K/A and incorporated herein by reference).

   (a)(4) Third Amendment, dated as of October 19, 1998, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 10.cc to the amended Sunbeam 1997 Annual Report on Form 10-K/A and incorporated herein by reference).

   (a)(5) Fourth Amendment, dated as of April 10, 1999, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 4.11 to the Coleman 1998 Annual Report on Form 10-K and incorporated herein by reference).

   (a)(6) Fifth Amendment , dated as of April 15, 1999, to the Credit Agreement dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent (previously filed as Exhibit 4.12 to the Coleman 1998 Annual Report on Form 10-K and incorporated herein by reference).

   (b)      None.

   (c)(1) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, CAC and Coleman included as ANNEX I to the Information Statement/Prospectus (previously filed as Exhibit 10.u to the Sunbeam 1997 Annual Report on Form 10-K and incorporated herein by reference).

   (c)(2) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (previously filed as Exhibit 10.t to the Sunbeam 1997 Annual Report on Form 10-K and incorporated herein by reference).

   (d)(1) Preliminary Information Statement/Prospectus of The Coleman Company, Inc. and Sunbeam Corporation filed with the SEC on May 11, 1998 and incorporated herein by reference.

   (d)(2)   Amendment No. 1 to the Preliminary Information
            Statement/Prospectus of The Coleman Company, Inc. and Sunbeam Corporation filed with the SEC on the date hereof and incorporated herein by reference.

   (e) SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW included as ANNEX II to the Information
            Statement/Prospectus incorporated by reference as Exhibit
            (d) to this Schedule 13E-3.

   (f)      None.